SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of June, 2014

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

 June 17, 2014

Market Update – Venezuela Repatriation Payment

On June 16 2014, Copa Airlines received payment of USD$43.3 million from the Centro Nacional de Comercio Exterior in Venezuela (CENCOEX). These funds represented pending repatriation requests from January and February 2013, and were paid at the official exchange rate of 6.30 bolivars per US dollar.

However, we cannot provide any assurance of when we will be able to remit amounts currently held in Venezuela or the exchange rate at which bolivars will be converted to dollar. The Venezuelan Government has not yet authorized pending repatriation requests from March 2013 to May 2014. We continue our discussions with the authorities on this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 6/17/2014
	By:	/s/ José Montero
Name: José Montero Title: CFO